

May 4, 2012

Via E-mail
Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Amendment No. 9 to Registration Statement on Form S-11**
> **Filed April 30, 2012**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

We have reviewed Amendment No. 9 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

Concurrent private placements, page 16

1.   We note that you intend to pay your placement agent a fee in connection with the private placement of your units. Please disclose the amount of the fee.

Risk Factors, page 26

For as long as we are an emerging growth company …, page 50

2.   We note your disclosure that you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. In addition, we note that you may take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise your prospectus to provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Exhibits

3.   We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

 Sincerely,

 /s/ Sonia G. Barros

 Sonia G. Barros
 Special Counsel

cc: David J. Goldschmidt, Esq. (*via e-mail*)